EXHIBIT 12

THE HERSHEY COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the Years Ended December 31, 2007, 2006, 2005, 2004, and 2003

(in thousands of dollars except for ratios)

(Unaudited)

	2007		2006		2005		2004	2003
Earnings:
Income from continuing operations before income taxes	$340,242	(a)	$876,502	(b)	$765,637	(c)	$810,036	$703,857	(d)
Add (Deduct):
Interest on indebtedness	121,066		117,738		89,485		67,919	65,265
Portion of rents representative of the interest factor (e)	8,147		7,647		8,244		9,711	12,742
Amortization of debt expense	756		574		463		446	446
Amortization of capitalized interest	2,392		2,850		3,068		3,544	3,880
Adjustment to exclude minority interest and income or loss from equity investee	(503)		—		—		—	—

Earnings as adjusted	$472,100		$1,005,311		$866,897		$891,656	$786,190

Fixed Charges:
Interest on indebtedness	$121,066		$117,738		$89,485		$67,919	$65,265
Portion of rents representative of the interest factor (e)	8,147		7,647		8,244		9,711	12,742
Amortization of debt expense	756		574		463		446	446
Capitalized interest	2,770		77		3		2,597	1,953

Total fixed charges	$132,739		$126,036		$98,195		$80,673	$80,406

Ratio of earnings to fixed charges	3.56		7.98		8.83		11.05	9.78

NOTES:

(a)	Includes total charges for business realignment initiatives of $412.6 million before tax.
(b)	Includes total charges for business realignment initiatives of $11.6 million before tax.
(c)	Includes total charges for business realignment initiatives of $119.0 million before tax.
(d)	Includes total charges for business realignment initiatives of $25.5 million and a gain on sale of business of $8.3 million.
(e)

Portion of rents representative of the interest factor consists of all rental expense pertaining to off-balance sheet operating lease arrangements and one-third of rental expense for other operating leases.